                                                                        REDACTED

                         NORTHSTAR REALTY FINANCE CORP.
                               527 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

                                                 June 13, 2005

VIA EDGAR
---------
Thomas Flinn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE:  NorthStar Realty Finance Corp.;
              Form 8-K filed on May 24, 2005 (File No. 1-32330)
              -------------------------------------------------

Dear Mr. Flinn:

         On behalf of NorthStar Realty Finance Corp., a Maryland corporation
(the "Company") below please find the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission")
set forth in your letter dated June 2, 2005 (the "Comment Letter") regarding the
Form 8-K filed by the Company on May 24, 2005 (File No. 1-32330) (the "Form
8-K").

         Each of the numbered comments below restates the corresponding numbered comment in the Comment Letter and is immediately followed by the Company's response to such comment.

FORM 8-K FILED  MAY 24, 2005
----------------------------

         1.    IN FUTURE FILINGS, PLEASE MAKE SURE TO PROVIDE ALL THE
               INFORMATION REQUIRED BY ITEM 304(A)(1)(V) OF REGULATION S-K,
               REGARDING YOUR FORMER AUDITOR'S ASSERTION THAT THE COMPANY "HAD
               CERTAIN SIGNIFICANT DEFICIENCIES IN ITS INTERNAL CONTROLS."
               SPECIFICALLY, PROVIDE A

Mr. Flinn                                                               REDACTED
June 13, 2005

               DESCRIPTION OF THE SIGNIFICANT DEFICIENCIES OF YOUR INTERNAL
               CONTROLS IN THE FORM 8-K DISCLOSURE.

               The Company will provide all the information required by Item
         304(a)(1)(v) of Regulation S-K, regarding Ernst & Young LLP's assertion that the Company "had certain significant deficiencies in its internal controls," including a description of the significant deficiencies of the Company's internal controls, as required in future filings with the
         Commission.

         2.    PLEASE PROVIDE US WITH A SCHEDULE OF YOUR QUARTER END ADJUSTMENTS
               TO CLOSE THE BOOKS, AND ADJUSTMENTS RECORDED IN CONNECTION WITH
               OR AS A RESULT OF THE REVIEW AND AUDIT FOR THE QUARTERS ENDED
               SEPTEMBER 30, AND DECEMBER 31, 2004, RESPECTIVELY. CLEARLY
               EXPLAIN THE REASON FOR EACH ADJUSTMENT. FOR EACH ADJUSTMENT, SHOW
               US THE IMPACT ON PRE-TAX NET INCOME/(LOSS). QUANTIFY THE NET
               EFFECT OF ALL ADJUSTMENTS ON PRE-TAX NET INCOME/(LOSS). ALSO,
               TELL US WHY NONE OF THE ADJUSTMENTS RELATE TO PRIOR PERIOD.
               EXPLAIN IN DETAIL WHY YOU BELIEVE THE TIMING OF EACH ADJUSTMENT
               IS APPROPRIATE.

               Attached hereto as Exhibit A is the Company's response to the
         Staff's comment.

         3.    PROVIDE US WITH ANY LETTER OR WRITTEN COMMUNICATION TO AND FROM
               THE FORMER ACCOUNTANTS REGARDING ANY DISAGREEMENTS OR REPORTABLE
               EVENTS TO MANAGEMENT OR THE AUDIT COMMITTEE.

         Attached hereto as Exhibit B is a copy of each of the two written communications from Ernst & Young LLP to the Company's management and Audit
Committee regarding the "reportable events" disclosed in the Form 8-K. During the last two fiscal years and from January 1, 2005 through May 19, 2005, the date of Ernst & Young LLP's dismissal, there were no disagreements with Ernst &
Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst &
Young LLP to make reference thereto in connection with their report on the financial statements for the last two fiscal years of each of the Company,
NorthStar Realty Finance Corp. Predecessor, ALGM I Owners LLC or NorthStar
Funding LLC.

                                      * * *

Mr. Flinn                                                               REDACTED
June 13, 2005

         The Company acknowledges that: (1) the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of the Company, (2) the Staff's comments or changes to the disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the Form 8-K, and (3) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Any questions or comments relating to the foregoing or the enclosed materials should be directed to me at (212) 319-2618. We thank you in advance for your prompt attention to this matter.

                                       Very truly yours,

                                       /s/ Mark E. Chertok
                                       ---------------------------
                                       Mark E. Chertok,
                                       Chief Financial Officer
                                       of NorthStar Realty Finance Corp.

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                                                                       EXHIBIT A
                                                                       ---------

[CONFIDENTIAL TREATMENT REQUESTED BY NORTHSTAR REALTY FINANCE CORP. RESPONSIVE
INFORMATION BEING SUBMITTED CONFIDENTIALLY TO THE SECURITIES AND EXCHANGE
COMMISSION.]

                                                                        REDACTED

                                                                       EXHIBIT B
                                                                       ---------

[CONFIDENTIAL TREATMENT REQUESTED BY NORTHSTAR REALTY FINANCE CORP. RESPONSIVE
INFORMATION BEING SUBMITTED CONFIDENTIALLY TO THE SECURITIES AND EXCHANGE
COMMISSION.]